Ardagh Metal Packaging S.A. – First Quarter 2023 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the first quarter ended March 31, 2023.

	March 31, 2023	March 31, 2022	Change	Constant Currency

	($'m except per share data)
Revenue	1,131	1,137	(1%)	2%
(Loss)/profit for the period	(1)	57
Adjusted EBITDA (1)	130	145	(10%)	(8%)
(Loss)/earnings per share	(0.01)	0.09
Adjusted earnings per share (1)	0.01	0.08
Dividend per ordinary share	0.10	0.10

Oliver Graham, CEO of Ardagh Metal Packaging, said:

“We delivered a solid performance in the first quarter meeting our market guidance, due to disciplined cost stewardship, actions to improve manufacturing efficiency and stronger input cost recovery. Our performance in North America, with good volume growth, and Europe with improved cost passthroughs were both ahead of expectations. This offset softer performance in Brazil where industry demand is slowly recovering. Global demand remains restrained by retail price inflation, but we are encouraged by signs of a return of promotional activity, and the easing of customer inflationary pressures. This supports our expectation for a stronger second half demand outlook. We remain disciplined in our capacity management and with our growth investments completing in 2023, the business is well positioned both to capture the positive secular growth opportunity for the sustainable beverage can and drive a meaningful uplift in cash generation. Our resilient start to the year allows us to reaffirm our full year guidance.”

●	Global beverage can shipments grew by 3% in the quarter, driven by growth of 4% in Americas and 2% in Europe. North America grew by 5%, and more than offset marginally softer shipments in Brazil.
●	Adjusted EBITDA of $130 million for the quarter was in line with our guidance and represented an 8% decrease on a constant currency basis.
●	In the Americas, Adjusted EBITDA declined by 9% to $81 million as volume/mix contribution was more than offset by a fixed cost absorption drag as expected and favourable input cost recovery in the prior period.
●	In Europe Adjusted EBITDA declined by 8% to $49 million as a strong contribution from input cost recovery was more than offset by higher operating costs and the seasonal rebalancing of the contract asset margin.
●	Total liquidity of $495 million at March 31, 2023. Cash outflow in the period – which reflects seasonality and a first half weighting of unchanged planned growth capex – was marginally ahead of expectations. Reiterate expectation for positive Adjusted Free Cash Flow generation in 2023 and, with growth plans to substantially complete, a significant reduction in capex in 2024.
●	Regular quarterly ordinary dividend of 10c announced, in line with guidance for an annual dividend of 40c per share.
●	Commitment alongside our global supply chain partners to the Aluminium Forward 2030 coalition and the endorsement of the Mission Possible Partnership’s net zero strategy, supporting actions to achieve the industry’s net zero carbon footprint ambition.
●	2023 outlook reaffirmed: shipment growth of mid to high single digits and full year 2023 Adjusted EBITDA growth of the order of 10%, weighted towards the second half of the year. Second quarter Adjusted EBITDA expected to be of the order of $170 million (Q2 2022: $181 million reported; $180 million at constant currency).

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Financial Performance Review

Bridge of 2022 to 2023 Revenue and Adjusted EBITDA

Three months ended March 31, 2023

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2022	499	638	1,137
Organic	16	7	23
FX translation	(29)	—	(29)
Revenue 2023	486	645	1,131

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2022	56	89	145
Organic	(4)	(8)	(12)
FX translation	(3)	—	(3)
Adjusted EBITDA 2023	49	81	130

2023 margin %	10.1%	12.6%	11.5%
2022 margin %	11.2%	13.9%	12.8%

Group Performance

Group

Revenue of $1,131 million in the three months ended March 31, 2023 decreased by $6 million, or 1%, compared with $1,137 million in the same period last year. On a constant currency basis, revenue increased by 2%, mainly reflecting favorable volume/mix effects and the pass through to customers of higher input costs.

Adjusted EBITDA decreased by $15 million, or 10%, to $130 million in the three months ended March 31, 2023, compared with $145 million in the same period last year. On a constant currency basis, Adjusted EBITDA decreased by 8%, principally due to negative volume/mix effects (including the seasonal rebalancing of the contract asset margin) and higher operating costs, partly offset by the pass through to customers of higher input costs.

Americas

Revenue increased by 1% to $645 million in the three months ended March 31, 2023, compared with $638 million in the same period last year, principally reflecting favorable volume/mix impacts, partly offset by lower metal cost pass through.

Adjusted EBITDA for the quarter of $81 million decreased by 9%, compared with $89 million in the same period last year, primarily driven by input cost headwinds and higher operating costs, partly offset by favorable volume/mix effects.

Europe

Revenue of $486 million decreased by 3% in the three months ended March 31, 2023, compared with $499 million in the same period last year. On a constant currency basis, revenue increased by 3%, principally due to the pass through of higher input costs, partly offset by negative volume/mix effects (including the seasonal rebalancing of the contract asset margin).

Adjusted EBITDA for the quarter of $49 million decreased by $7 million, or 13%, at actual exchange rates, and by 8% at constant currency, compared with $56 million in the same period last year. The decrease in Adjusted EBITDA was principally due to negative volume/mix effects (including the seasonal rebalancing of the contract asset margin), partly offset by the pass through to customers of higher input costs.

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its first quarter 2023 earnings webcast and conference call for investors at 9.00 a.m. EDT (2.00 p.m. BST) on April 27, 2023. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1606643&tp_key=ceef72e355

Conference call dial in:

United States/Canada: +1 800 239 9838
International: +44 330 165 4027
Participant pin code: 6230856

An investor earnings presentation to accompany this release is available at https://www.ardaghmetalpackaging.com/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 24 production facilities in nine countries, employing more than 6,300 employees and had sales of $4.7 billion in 2022.

For more information, visit https://www.ardaghmetalpackaging.com/investors

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +353 1 498 0300 / +353 87 2269345
Email: pwalsh@murraygroup.ie

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Unaudited Consolidated Condensed Income Statement for the three months ended March 31, 2023 and 2022

	Three months ended March 31, 2023			Three months ended March 31, 2022
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,131	—	1,131	1,137	—	1,137
Cost of sales	(1,008)	(10)	(1,018)	(986)	(14)	(1,000)
Gross profit	123	(10)	113	151	(14)	137
Sales, general and administration expenses	(56)	(9)	(65)	(56)	(4)	(60)
Intangible amortization	(35)	—	(35)	(36)	—	(36)
Operating profit	32	(19)	13	59	(18)	41
Net finance (expense)/income	(50)	27	(23)	(28)	51	23
(Loss)/profit before tax	(18)	8	(10)	31	33	64
Income tax credit/(charge)	5	4	9	(9)	2	(7)
(Loss)/profit for the period	(13)	12	(1)	22	35	57

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Unaudited Consolidated Condensed Statement of Financial Position

	At March 31, 2023	At December 31, 2022
	$'m	$'m
Non-current assets
Intangible assets	1,463	1,473
Property, plant and equipment	2,497	2,390
Other non-current assets	90	94
	4,050	3,957
Current assets
Inventories	587	567
Trade and other receivables	589	509
Contract assets	290	239
Derivative financial instruments	21	38
Cash and cash equivalents	124	555
	1,611	1,908
TOTAL ASSETS	5,661	5,865

TOTAL EQUITY	376	455

Non-current liabilities
Borrowings including lease obligations	3,559	3,524
Other non-current liabilities*	420	422
	3,979	3,946
Current liabilities
Borrowings including lease obligations	109	68
Payables and other current liabilities	1,197	1,396
	1,306	1,464
TOTAL LIABILITIES	5,285	5,410
TOTAL EQUITY and LIABILITIES	5,661	5,865

* Other non-current liabilities include liabilities for earnout shares of $52 million at March 31, 2023 (December 2022: $76 million) and warrants of $4 million at March 31, 2023 (December 2022: $7 million).

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Unaudited Consolidated Condensed Statement of Cash Flows

	Three months ended March 31,
	2023	2022
	$'m	$'m
Cash flows used in operating activities
Cash used in operations (2)	(228)	(194)
Net interest paid	(8)	(3)
Settlement of foreign currency derivative financial instruments	(12)	10
Income tax paid	(9)	(7)
Cash flows used in operating activities	(257)	(194)

Cash flows used in investing activities
Capital expenditure	(126)	(117)
Cash flows used in investing activities	(126)	(117)

Cash flows (used in)/received from financing activities
Changes in borrowings	34	96
Deferred debt issue costs paid	(1)	(2)
Lease payments	(16)	(13)
Dividends paid	(66)	–
Cash flows (used in)/received from financing activities	(49)	81

Net decrease in cash, cash equivalents and restricted cash	(432)	(230)

Cash, cash equivalents and restricted cash at beginning of period	555	463
Foreign exchange gains/(losses) on cash, cash equivalents and restricted cash	1	(8)
Cash, cash equivalents and restricted cash at end of period	124	225

Financial assets and liabilities

At March 31, 2023, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Secured Green and Senior Green Notes	3,283	—
Global Asset Based Loan Facility	36	371
Lease obligations	342	—
Other borrowings/credit lines	42	—
Total borrowings / undrawn facilities	3,703	371
Deferred debt issue costs	(35)	—
Net borrowings / undrawn facilities	3,668	371
Cash, cash equivalents and restricted cash	(124)	124
Derivative financial instruments used to hedge foreign currency and interest rate risk	9	—
Net debt / available liquidity	3,553	495

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Reconciliation of (loss)/profit for the period to Adjusted profit

	Three months ended March 31,
	2023	2022
	$'m	$'m
(Loss)/profit for the period as presented in the income statement	(1)	57
Less: Dividend on preferred shares	(6)	—
(Loss)/profit for the period used in calculating earnings per share	(7)	57
Exceptional items, net of tax	(12)	(35)
Intangible amortization, net of tax	27	28
Adjusted profit for the period	8	50

Weighted average number of ordinary shares	597.6	603.3

(Loss)/earnings per share	(0.01)	0.09

Adjusted earnings per share	0.01	0.08

Reconciliation of (loss)/profit for the period to Adjusted EBITDA

	Three months ended March 31,
	2023	2022
	$'m	$'m
(Loss)/profit for the period	(1)	57
Income tax (credit)/charge	(9)	7
Net finance expense/(income)	23	(23)
Depreciation and amortization	98	86
Exceptional operating items	19	18
Adjusted EBITDA	130	145

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended March 31,
	2023	2022
	$'m	$'m
Adjusted EBITDA	130	145
Movement in working capital	(346)	(325)
Maintenance capital expenditure	(36)	(20)
Lease payments	(16)	(13)
Adjusted operating cash flow	(268)	(213)
Interest paid	(8)	(3)
Settlement of foreign currency derivative financial instruments	(12)	10
Income tax paid	(9)	(7)
Adjusted free cash flow - pre Growth Investment capital expenditure	(297)	(213)
Growth investment capital expenditure	(90)	(97)
Adjusted free cash flow - post Growth Investment capital expenditure	(387)	(310)

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Related Footnotes

(1) For a reconciliation to the most comparable IFRS measures, see Page 7.

(2) Cash from operations for the three months ended March 31, 2023, is derived from the aggregate of Adjusted EBITDA as presented on Page 7, working capital outflows of $346 million and other exceptional cash outflows of $12 million. Cash from operations for the three months ended March 31, 2022, is derived from the aggregate of Adjusted EBITDA as presented on Page 7, working capital outflows of $325 million and other exceptional cash outflows of $14 million.

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